Filed pursuant to Rule 424(b)(3)
File No. 333-275489

SUPPLEMENT
(to Prospectus and Statement of Additional Information,
each dated January 28, 2026)

Octagon XAI CLO Income Fund

This supplement amends certain information in the Prospectus and Statement of Additional Information (“SAI”), each dated January 28, 2026, of Octagon XAI CLO Income Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus and SAI, or any previous supplements thereto, that is not inconsistent with the information set forth in this supplement, remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.

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Change of Fund Name

Effective June 8, 2026, the Fund’s name will be changed to “XAI CLO & Income Opportunities Fund.”

Preferred Shares

On June 1, 2026, the Adviser and certain of its principals made an aggregate investment of $4 million in the Fund by acquiring 400,000 shares of 5.75% Series 2027 Term Preferred Shares, liquidation preference $10.00 per share, of the Fund (the “Preferred Shares”). The purchasers paid the expenses related to the issuance of Preferred Shares.

The Preferred Shares pay a monthly dividend at an annual rate of 5.75% of the liquidation preference, or $10.00 per share, per year. Cumulative cash dividends or distributions on each Preferred Share are payable monthly, when, as and if declared, or under authority granted, by the Board of Trustees of the Fund out of funds legally available for such payment. The Fund will pay dividends on the Preferred Shares on the first business day of each month. The Preferred Shares are senior securities that constitute shares of beneficial interest of the Fund. The Preferred Shares rank senior to the Fund’s Common Shares in priority of payment of dividends and as to the distribution of assets upon dissolution, liquidation or winding up of the Fund’s affairs. The Fund is required to redeem, out of funds legally available therefor, all outstanding Preferred Shares on June 30, 2027 at a price equal to the liquidation preference plus an amount equal to accumulated but unpaid dividends and distributions, if any, on such shares. Additionally, the Fund is required to redeem Preferred Shares to maintain applicable asset coverage ratios. As of June 1, 2026, the aggregate liquidation preference of the Preferred Shares of $4 million represented 7.69% of the Fund’s Managed Assets.

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Supplement dated June 2, 2026

PLEASE RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE